

Mail Stop: 3561

December 15, 2016

<u>Via E-Mail</u>
Mr. Joseph Ragan
Chief Financial Officer
Ferroglobe PLC
c/o Legalinx Ltd
One Fetter Lane,
London, EC4A 1BR

>   **Re: Ferroglobe PLC**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed May 2, 2016**
>   **File No. 001-37668**

Dear Mr. Ragan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>Financial Statements</u>

<u>4. Accounting policies, page F-14</u>

1.   We note your disclosure of mining operations on page 31 regarding reserves at your quartz and coal mines. Please expand your accounting policy to discuss your mining assets and the accounting method used for depleting these assets. Also, please disclose your policy for recording expenditures as exploration and evaluation assets in accordance with IFRS 6 or explain to us why these disclosures are not necessary.

6. Segment reporting, page F-26

2.   We note that as a result of your recent business combination you have a vertically integrated business model of diversified production facilities across five continents. You disclose that operating segments are based on your management reporting structure and disclose Electrometallurgy and Energy as your two reportable segments. Please address the following:

- Clearly identify your operating segments and discuss whether you are aggregating.

- We note your website states that the company is organized into several business areas (Electrometallurgy, Mining, Energy and Solar Photovoltaic). Provide us with details about your management structure and how your company is organized including how your structure relates to your business areas.

- Identify and describe the role of the Chief Operating Decision Maker (CODM) and each of the individuals that report to the CODM. Please discuss how these individuals are compensated.

- Describe the information regularly provided to the CODM and how frequently it is prepared and reviewed.

- Tell us how often the CODM meets with his direct reports, describing the financial information discussed in these meetings and who else attends these meetings.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

15. Provisions, page F-42

3.   We note your policy note indicates that there are plan assets associated with your defined benefit retirement and postretirement plans in North America. Please provide descriptions of your plan assets as required by paragraph 142 of IAS 19 or tell us why these disclosures are not applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining